Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
Form CB/A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Wavefield Inseis ASA
(Name of Subject Company)
Not applicable
(Translation of Subject Company’s Name into English (if applicable))
Kingdom of Norway
(Jurisdiction of Subject Company’s Incorporation or Organization)
Compagnie Générale de Géophysique-Veritas
(Name of Person(s) Furnishing Form)
Ordinary Shares
(Title of Class of Subject Securities)
Ordinary Share ISIN NO0010295504
(CUSIP Number of Class of Securities (if applicable))
Erik Hokholt
Chief Financial Officer
Wavefield Inseis ASA
Strandveien 15, 1325 Lysaker, Norway
(47) 67 82 84 00
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
with copies to:

Beatrice Place-Faget Corporate General Counsel Compagnie Générale de Géophysique-Veritas Tour Maine Montparnasse, 33 avenue du Maine 75015 Paris, France (33) 1 64 47 45 00	Luis Roth, Esq. Linklaters LLP 25 rue de Marignan 75008 Paris, France (33) 1 56 43 56 43
November 26, 2008 (Publication of Offer Document)
November 27, 2008 (Offer Opening Date)
(Date Tender Offer/Rights Offering Commenced)

Table of Contents

     This Form CB/A is being furnished by Compagnie Générale de Géophysique-Veritas, a company organized and existing under the laws of the Republic of France (“CGGVeritas”), in connection with a voluntary exchange offer (the “Offer”) for 100% of the shares of Wavefield Inseis ASA, a company organized and existing under the laws of the Kingdom of Norway (“Wavefield”), pursuant to a Voluntary Offer Document.
PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(1)(i) Voluntary Offer Document dated November 25, 2008, prepared in connection with, and setting forth the terms and conditions of, the Offer and attached to CGGVeritas’ Form CB filed with the SEC on November 28, 2008 as Exhibit 1.I.
(1)(ii) English translation of the French Listing Information Memorandum, included as an appendix to the Voluntary Offer Document and attached to CGGVeritas’ Form CB filed with the SEC on November 28, 2008 as Exhibit 1.II.
(1)(iii) Acceptance Form (English version), included as an appendix to the Voluntary Offer Document and attached to CGGVeritas’ Form CB filed with the SEC on November 28, 2008 as Exhibit 1.III.
Item 2. Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Voluntary Offer Document.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(2)(i) Press release by CGGVeritas dated November 10, 2008 and entitled “CGGVeritas Announces a Voluntary Exchange Offer to Acquire 100% of Wavefield Inseis ASA” and attached to CGGVeritas’ Form CB filed with the SEC on November 28, 2008 as Exhibit 2.I.
(2)(ii) CGGVeritas investor presentation dated November 10, 2008 and entitled “CGGVeritas Combination with Wavefield Inseis ASA” and attached to CGGVeritas’ Form CB filed with the SEC on November 28, 2008 as Exhibit 2.II.
(2)(iii) Press release by CGGVeritas dated November 26, 2008 and entitled “CGGVeritas Receives Approval for its Voluntary Exchange Tender for Wavefield Inseis ASA by the Oslo Stock Exchange” and attached to CGGVeritas’ Form CB filed with the SEC on November 28, 2008 as Exhibit 2.III.
(2)(iv) Notice of offer published in the Norwegian newspaper Finansavisen on November 27, 2008 and attached to CGGVeritas’ Form CB filed with the SEC on November 28, 2008 as Exhibit 2.IV.
(2)(v) Press release by CGGVeritas dated December 5, 2008 and entitled “CGGVeritas Announces the Clearance of its Voluntary Exchange Tender Offer for Wavefield Inseis by the Norwegian Competition Authority”, incorporated in this Amended Form CB by reference to CGGVeritas’ current report on Form 6-K submitted to the SEC on December 5, 2008.
PART III — CONSENT TO SERVICE OF PROCESS
     A written irrevocable consent and power of attorney on Form F-X has been filed by CGGVeritas with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on November 28, 2008
PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS
By:	/s/ Stephane-Paul Frydman
Name:	Stephane-Paul Frydman
Title:	Chief Financial Officer
Dated:	December 8, 2008